Exhibit 99.1
FreeSeas Announces the Results of its 2010 Annual General Meeting of Shareholders;
1:5 Reverse Stock Split to Be Effective October 1, 2010
Piraeus, Greece, September 30, 2010 — FreeSeas Inc. (NasdaqGM: FREE, FREEZ) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of seven Handysize vessels and two Handymax vessels, today announced the official results of its 2010 Annual General Meeting of Shareholders, held on September 30, 2010 in Athens, Greece. The following proposals were approved by the Company’s shareholders:
1.	Focko Nauta and Keith Bloomfield were elected to the Board of Directors, to serve until the 2013 Annual General Meeting of Shareholders;

2.	The Company’s Amended and Restated Articles of Incorporation were amended to effect a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one share for every five shares outstanding; and

3.	The appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010 was ratified.
Details on the Reverse Stock Split
The Company anticipates that its common stock will begin trading on a split adjusted basis when the market opens on October 1, 2010. Beginning on that date, FreeSeas’ common stock will trade for 20 trading days under ticker symbol “FREED” to provide notice of the reverse stock split. After this period, the symbol will revert to “FREE.” The common shares will also trade under a new CUSIP number (Y26496 144) effective October 1, 2010. In addition, the Company’s outstanding Class Z warrants will be proportionately adjusted in accordance with the terms of the warrants and trade under the symbol “FREEZD” for 20 trading days, and then revert to “FREEZ.”
The reverse stock split will consolidate five shares of common stock into one share of common stock at a par value of $.001 per share. As a result of the reverse stock split, the number of outstanding common shares will be reduced from 32,437,480 to 6,487,496, excluding outstanding and unexercised share options and warrants and subject to adjustment for fractional shares. The reverse stock split will not affect any shareholder’s ownership percentage of FreeSeas’ common shares or warrants, except to the limited extent that the reverse stock split would result in any shareholder owning a fractional share. Fractional shares of common stock will be rounded up to the nearest whole share.
After the reverse stock split takes effect, shareholders holding physical share certificates will receive instructions from American Stock Transfer and Trust Company LLC, the Company’s exchange agent, regarding the process for exchanging their shares.
Additional information on the reverse stock split can be obtained via the “Investor Relations” section of FreeSeas’ website at http://www.freeseas.gr, where you can find a list of Frequently Asked Questions.
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers.

FreeSeas Inc.	Page 2
September 30, 2010
Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,’’ “intends,’’ “plans,’’ “believes,’’ “anticipates,’’ “hopes,’’ “estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact Information:

At the Company	Investor Relations
FreeSeas Inc.	The Equity Group
Alexandros Mylonas, Chief Financial Officer	Adam Prior, Vice President
011-30-210-45-28-770	212-836-9606
Fax: 011-30-210-429-10-10	aprior@equityny.com
info@freeseas.gr	www.theequitygroup.com
www.freeseas.gr